

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 2, 2017

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303

> **Re:** **Inpixon**
> **Registration Statement on Form S-1**
> **Filed May 22, 2017**
> **File No. 333-218173**

Dear Mr. Ali:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise to calculate the registration fee of the units based on the offering price of the units and the exercise price of the warrants and preferred stock, as applicable. For guidance, please refer to Securities Act Rule 457(i) and Questions 240.05 and 240.06 of our Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

2. Please revise your filing to include all information except that which can be excluded pursuant to Securities Act Rule 430A. For example, we note that you have omitted the number of securities being offered. For guidance, please refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Melanie Figueroa, Esq.
        Mitchell Silberberg & Knupp LLP